Filed Pursuant to Rule 424(b)(5)
                                                  Registration Nos. 333-45069
                                                                    333-45069-01
                                                                    333-45069-02


PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 9, 1998)

                                  $100,000,000


             Series C Floating Rate Senior Notes due March 28, 2002

                              ------------------

   Mississippi Power Company will pay interest on the Series C Senior Notes on the 28th day of each month, beginning April 28, 2000. The per annum interest rate on the Series C Senior Notes for each monthly interest period will be reset monthly based on the one-month LIBOR rate plus 0.08%; however, under certain circumstances set forth in this prospectus supplement, the interest rate on the Series C Senior Notes will be determined without reference to LIBOR.

   The Series C Senior Notes are redeemable, in whole or in part, at the option of Mississippi Power Company beginning on March 28, 2001 and on each interest payment date thereafter at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption.

   The Series C Senior Notes will be direct, unsecured and unsubordinated obligations ranking pari passu with all other unsecured and unsubordinated obligations of Mississippi Power Company. The Series C Senior Notes will be issued only in registered form in denominations of $1,000 and any integral multiple thereof.

                              ------------------

                                                         Per Note    Total
                                                         --------    -----
Public Offering Price................................... 100.000% $100,000,000
Underwriting Discount...................................   0.029% $     29,000
Proceeds, before expenses, to Mississippi Power
 Company................................................  99.971% $ 99,971,000

                              ------------------

   The public offering price set forth above does not include accrued interest, if any. Interest on the Series C Senior Notes will accrue from the date the Series C Senior Notes are issued.

                              ------------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ------------------

   The Underwriter expects to deliver the Series C Senior Notes in book-entry form only through The Depository Trust Company on or about March 28, 2000.

                              Salomon Smith Barney

           The date of this Prospectus Supplement is March 22, 2000.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES C SENIOR NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT AND SHORT-COVERING TRANSACTIONS IN THE SERIES C SENIOR NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
                             Prospectus Supplement
The Company.............................................................. S-3
Capitalization........................................................... S-3
Use of Proceeds.......................................................... S-3
Recent Results of Operations............................................. S-4
Description of the Series C Senior Notes................................. S-4
Experts.................................................................. S-8
Underwriting............................................................. S-8

                                  Prospectus
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Selected Information.....................................................   3
Mississippi Power Company................................................   4
The Trusts...............................................................   5
Accounting Treatment.....................................................   5
Use of Proceeds..........................................................   5
Recent Results of Operations.............................................   5
Description of the Senior Notes..........................................   6
Description of the Junior Subordinated Notes.............................   9
Description of the Preferred Securities..................................  14
Description of the Guarantees............................................  15
Relationship Among the Preferred Securities, the Junior Subordinated
 Notes and the Guarantees................................................  17
Plan of Distribution.....................................................  19
Legal Matters............................................................  19
Experts..................................................................  20

                                  THE COMPANY

  Mississippi Power Company (the "Company") was incorporated under the laws of the State of Mississippi on July 12, 1972, was admitted to do business in Alabama on November 28, 1972 and, effective December 21, 1972, by the merger into it of the predecessor Mississippi Power Company, succeeded to the business and properties of the latter company. The predecessor Mississippi Power Company was incorporated under the laws of the State of Maine on November 24, 1924 and was admitted to do business in Mississippi on December 23, 1924 and in Alabama on December 7, 1962. The Company has its principal office at 2992 West Beach Boulevard, Gulfport, Mississippi 39501, telephone number (228) 864-1211. The Company is a wholly owned subsidiary of The Southern Company.

  The Company is engaged in the generation and purchase of electric energy and the distribution and sale of such energy within 23 counties of southeastern Mississippi, at retail in 123 communities (including Biloxi, Gulfport, Hattiesburg, Laurel, Meridian and Pascagoula), as well as in rural areas, and at wholesale to one municipality, six rural electric distribution cooperative associations and one generating and transmitting cooperative.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1999, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                           As of  December
                                                              31, 1999
                                                       -----------------------
                                                        Actual  As Adjusted(1)
                                                       -------- --------------
                                                         (Thousands, except
                                                            percentages)
Common Stock Equity................................... $391,968 $391,968  47.2%
Cumulative Preferred Stock............................   31,809   31,809   3.8
Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trusts Holding Company
 Junior Subordinated Notes............................   35,000   35,000   4.2
Senior Notes..........................................   89,564  189,356  22.8
Other Long-Term Debt..................................  232,238  182,238  22.0
                                                       -------- -------- -----
  Total, excluding amounts due within one year........ $780,579 $830,371 100.0%
                                                       ======== ======== =====

--------
(1) Reflects (i) the redemption in February 2000 of $208,000 aggregate principal amount of Series A 6.75% Senior Insured Quarterly Notes due June 30, 2038; and (ii) the sale of the Series C Senior Notes and the use of a portion of the proceeds thereof to prepay $50,000,000 of bank loans. See "Use of Proceeds."

                                USE OF PROCEEDS

  A portion of the net proceeds from the sale of the Series C Senior Notes will be applied by the Company to prepay bank loans in the amount of $45,000,000 maturing in November 2001 and bearing interest at the one-month London interbank offered rate plus 0.50% and $5,000,000 maturing in October 2002 and bearing interest at the one-month London interbank offered rate plus 0.30%. The balance of such proceeds will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $89,000,000 as of March 22, 2000.

                         RECENT RESULTS OF OPERATIONS

  For the year ended December 31, 1999, "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $633,004,000, $121,704,000 and $54,809,000, respectively. In the opinion of the management of the Company, the above amounts for the year ended December 31, 1999 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratios of Earnings to Fixed Charges" for the years ended December 31, 1998 and December 31, 1999 were 4.46 and 3.96, respectively.

                   DESCRIPTION OF THE SERIES C SENIOR NOTES

  Set forth below is a description of the specific terms of the Series C Floating Rate Senior Notes due March 28, 2002 (the "Series C Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of May 1, 1998 (the "Senior Note Indenture") between the Company and Bankers Trust Company, as trustee (the "Senior Note Indenture Trustee").

General

  The Series C Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series C Senior Notes will be limited in aggregate principal amount to $100,000,000.

  The entire principal amount of the Series C Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 28, 2002. The Series C Senior Notes are not subject to any sinking fund provision. The Series C Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

  Each Series C Senior Note shall bear interest from the date of original issuance, payable monthly in arrears on the 28th day of each month to the person in whose name such Series C Senior Note is registered at the close of business on the 15th calendar day prior to such payment date. The initial interest payment date is April 28, 2000. The amount of interest payable will be computed on the basis of the actual number of days elapsed over a 360-day year. If any interest payment date would otherwise be a day that is not a Business Day, the interest payment date will be the next succeeding Business Day.

  The Series C Senior Notes will bear interest for each monthly Interest Period at a per annum rate determined by the Calculation Agent, subject to the maximum interest rate permitted by New York or other applicable state law, as such law may be modified by United States law of general application. The interest rate applicable during each monthly Interest Period will be equal to LIBOR on the Interest Determination Date for such Interest Period plus 0.08%; provided, however, that in certain circumstances described below, the interest rate will be determined without reference to LIBOR. Promptly upon such determination, the Calculation Agent will notify the Company and the Senior
Note Indenture Trustee, if the Senior Note Indenture Trustee is not then serving as the Calculation Agent, of the interest rate for the new Interest Period. The interest rate determined by the Calculation Agent, absent manifest error, shall be binding and conclusive upon the beneficial owners and holders of the Series C Senior Notes, the Company and the Senior Note Indenture Trustee.

  If the following circumstances exist on any Interest Determination Date, the Calculation Agent shall determine the interest rate for the Series C Senior Notes as follows:

    (1) In the event no Reported Rate (as defined below) appears on Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on an Interest Determination Date, the Calculation

  Agent shall request the principal London offices of each of four major banks in the London interbank market selected by the Calculation Agent (after consultation with the Company) to provide a quotation of the rate (the "Rate Quotation") at which one month deposit in amounts of not less than $1,000,000 are offered by it to prime banks in the London interbank market, as of approximately 11:00 a.m., London time, on such Interest Determination Date, that is representative of single transactions at such time (the "Representative Amounts"). If at least two Rate Quotations are provided, the interest rate will be the arithmetic mean of the Rate Quotations obtained by the Calculation Agent, plus 0.08%.

     (2) In the event no Reported Rate appears on Telerate Page 3750 as of approximately 11:00 a.m., London time, on an Interest Determination Date and there are fewer than two Rate Quotations, the interest rate will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date, by three major banks in New York City selected by the Calculation Agent (after consultation with the Company), for loans in Representative Amounts in U.S. dollars to leading European banks, having an index maturity of one month for a period commencing on the second London Business Day immediately following such Interest Determination Date, plus 0.08%; provided, however, that if fewer than three banks selected by the Calculation Agent are quoting such rates, the interest rate for the applicable Interest Period will be the same as the interest rate in effect for the immediately preceding Interest Period.

  Upon the request of a holder of the Series C Senior Notes, the Calculation Agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Period.

Certain Definitions

  The following definitions apply to the Series C Senior Notes.

  "Business Day" means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed, or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

  "Calculation Agent" means Bankers Trust Company, or its successor appointed by the Company, acting as calculation agent.

  "Interest Determination Date" means the second London Business Day immediately preceding the first day of the relevant Interest Period.

  "Interest Period" means the period commencing on an interest payment date for the Series C Senior Notes (or, with respect to the initial Interest Period only, commencing on the issue date for the Series C Senior Notes) and ending on the day before the next succeeding interest payment date for the Series C Senior Notes.

  "LIBOR" for any Interest Determination Date will be the offered rate for deposits in U.S. dollars having an index maturity of one month for a period commencing on the second London Business Day immediately following the Interest Determination Date in amounts of not less than $1,000,000, as such rate appears on Telerate Page 3750 or a successor reporter of such rates selected by the Calculation Agent and acceptable to the Company, at approximately 11:00 a.m., London time, on the Interest Determination Date (the "Reported Rate").

  "London Business Day" means a day that is a Business Day and a day on which dealings in deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

  "Telerate Page 3750" means the display designated on page 3750 on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Ranking

  The Series C Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series C Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $138,000,000 outstanding at December 31, 1999. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Optional Redemption

  The Company shall have the right to redeem the Series C Senior Notes, in whole or in part, without premium, from time to time, on any interest payment date on or after March 28, 2001, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

  If notice of redemption is given as aforesaid, the Series C Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series C Senior Notes shall cease to bear interest.

  Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series C Senior Notes by tender, in the open market or by private agreement.

Book-Entry Only Issuance--The Depository Trust Company

  The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series C Senior Notes. The Series C Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series C Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series C Senior Notes, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Series C Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series C Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series C Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series C Senior Notes. Transfers of ownership interests in the Series C Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series C Senior Notes, except in the event that use of the book-entry system for the Series C Senior Notes is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the Series C Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series C Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to DTC. If less than all of the Series C Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series C Senior Notes in accordance with its procedures.

  Although voting with respect to the Series C Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series C Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series C Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments on the Series C Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided herein, a Beneficial Owner of a global Series C Senior Note will not be entitled to receive physical delivery of Series C Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series C Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series C Senior Note.

  DTC may discontinue providing its services as securities depositary with respect to the Series C Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series C Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series C Senior Notes. In that event, certificates for the Series C Senior Notes will be printed and delivered to the holders of record.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

  The financial statements of the Company included in the Company's Current Report on Form 8-K dated February 16, 2000, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, relating to titles to property of the Company under "Item 2--Properties--Titles to Property," and relating to the Company under "Item 1--Business--Regulation," "Item 1-- Business--Rate Matters" and "Item 1--Business--Competition," have been reviewed by Eaton and Cottrell, P.A., general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to Salomon Smith Barney Inc. (the "Underwriter") and the Underwriter has agreed to purchase $100,000,000 aggregate principal amount of Series C Senior Notes.

  The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Series C Senior Notes are subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. The Underwriter is obligated to take and pay for all the Series C Senior Notes if any are taken.

  The Underwriter proposes initially to offer all or part of the Series C Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of 0.009% of the principal amount of the Series C Senior Notes. After the initial public offering, the public offering price and concession may be changed.

  The underwriting discount to be paid to the Underwriter by the Company with this offering will be 0.029% per Series C Senior Note, for a total of $29,000. In addition, the Company estimates that it will incur other offering expenses of approximately $160,000.

  In order to facilitate the offering of the Series C Senior Notes, the Underwriter or its affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Series C Senior Notes. Specifically, the Underwriter or its affiliates may over-allot in connection with this offering, creating short positions in the Series C Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series C Senior Notes, the Underwriter or its affiliates may bid for, and purchase Series C Senior Notes in the open market. Finally, the Underwriter or its affiliates may reclaim selling concessions allowed to a dealer for distributing Series C Senior Notes in this offering, if the Underwriter or its affiliates repurchase previously distributed Series C Senior Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series C Senior Notes above independent market levels. The Underwriter or its affiliates are not required to engage in these activities, and may end any of these activities at any time.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series C

Senior Notes. In addition, neither the Company nor the Underwriter makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriter and its affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

  The Series C Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series C Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series C Senior Notes will be listed on any securities exchange.

                                  $100,000,000

                        GULF POWER COMPANY APPEARS HERE

                      Series C Floating Rate Senior Notes
                               due March 28, 2002

                              ------------------

                             Prospectus Supplement
                              Dated March 22, 2000

                              ------------------

                              Salomon Smith Barney